Exhibit 99.3
Employee Q&A: Stock Option Exchange Program
The following Questions & Answers were prepared to address common questions you may have regarding the proposed stock option exchange program. Stockholder approval for the program will be solicited at the annual meeting of stockholders on June 2, 2009.
RCN is seeking stockholder approval to offer a one-time stock option exchange program (the “Exchange Program”). These Q&As are based on the information contained in the stock option exchange proposal (Proposal No. 2) in our preliminary proxy statement filed with the Securities and Exchange Commission (“SEC”) on April 15, 2009. Even if RCN’s stockholders approve the program, the Company may still decide either not to implement the program or to delay its implementation. The following information is provided as of April 15, 2009, and does not contain complete details about the Exchange Program. Additional information is contained in the RCN preliminary proxy statement.
Q: What is being proposed?
A: RCN is seeking stockholder approval to offer a one-time stock option exchange program to eligible employees. If implemented, the Exchange Program will allow eligible employees to exchange “underwater” stock options (that is, stock options having an exercise price higher than the current stock price) for stock options having a lower exercise price. You may exchange your shares for replacement options with a value that is approximately the same as the value of the exchanged options. You will receive fewer options as replacement for the options that you turn in, but these replacement options will be issued at a lower exercise price. All replacement options would be granted under the RCN 2005 Stock Compensation Plan (the “2005 Plan”).
Q: Why is RCN proposing to offer to exchange our stock options?
A: We believe that the decline in the price of RCN stock has impacted our ability to incentivize, reward and motivate employees through the use of stock options. Because our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. RCN is proposing to offer this exchange because we believe competitive compensation and incentive programs are crucial to the future success of the Company and we want to encourage retention of our employees.
Q: What stock options are we offering to exchange in the Exchange Program?
A: The Exchange Program will cover all options outstanding under the 2005 Plan that are held by current employees of RCN. The Exchange Program will not be made available to former employees. The chief executive officer and the members of the Board of Directors will not be eligible to participate.
Q: What is a stock option?
A: A stock option is a right to buy a share of RCN stock at a fixed price (also known as the exercise price) for a specified period of time. Employees typically must wait a specified period of time (known as the vesting period) before exercising the option.
Q: What is an Option Exchange program?
A: An Option Exchange program allows eligible employees to voluntarily exchange outstanding stock options for fewer replacement stock options with a lower exercise price. If approved by stockholders, the proposed Exchange Program will be available to eligible employees with outstanding stock options under the 2005 Plan. The replacement stock options will be granted following the expiration of a tender offer period.
Q: Why doesn’t the exchange start immediately?
A: The Exchange Program must be approved by a majority vote of the Company’s stockholders voting on the proposal at the Company’s annual meeting on June 2, 2009. There is no guarantee the stockholders will approve this program. If the program is approved, the Company plans to begin the Exchange Program soon after our annual meeting.

Q: What is the expected timeline of this exchange offer?
A: The timeline of the exchange, if implemented, will not be determined until the proposal has been approved by the Company’s stockholders.
Q: Will I be able to elect to exchange my options for restricted stock or cash?
A: No. The proposed program is designed to provide a value-for-value exchange of stock options. We selected stock options because they provide value to employees only if we are successful in driving improvements in our stock price.
Q: How many new options would I get if I choose to participate?
A: Eligible options will be exchangeable for a lesser number of replacement options based on a specific exchange ratio. If implemented, the actual exchange ratios will be determined by the Compensation Committee of RCN’s Board of Directors following approval of the Exchange Program by our stockholders.
Q: Would I be able to exchange only a portion of my eligible options?
A: You would be able to elect to exchange all or none of your eligible options on a grant-by-grant basis. However, you will not be able to split a single grant. In other words, if you have a grant of 1,000 options with a specific grant date and exercise price, you will not be able to choose to exchange 500 options and keep 500 options. You will be able to either exchange all 1,000 options from that grant or none of those 1,000 options. Similarly, you could exercise options with other grant dates and exercise prices on an all or nothing basis.
Q: Will this exchange offer include both vested and unvested options?
A: Yes. This exchange offer will include all eligible outstanding options, whether vested or not. If you have exercised an option, it is no longer outstanding and is not eligible.
Q: What will the new vesting terms be for new options?
A: As proposed, the new options will have a three year vesting period, starting on the date the new options are issued, with one-third of the options vesting on each anniversary of the grant date.
Q: How would I decide whether or not to exchange my eligible options for new options?
A: The decision will be yours. Due to legal requirements, RCN cannot advise you as to whether or not you should participate in the program, or what options, if any, you should exchange. If the Exchange Program is approved by the stockholders, and RCN proceeds with the program, RCN will file written materials relating to the program with the SEC as part of a tender offer statement. These materials will contain more detailed information about the Exchange Program. These materials will also be forwarded to employees who are eligible to participate in the Exchange Program.
Q: How do I find out how many eligible options I have and what their exercise prices are?
A: You can login to your Fidelity account to see all of your outstanding stock options, including their exercise price, terms and when they expire. If the program is approved, you would receive more details regarding the process for participating.
Q: Would this exchange offer affect future equity grants?
A: This is a one-time event to exchange certain outstanding options. It does not affect our ongoing compensation programs, including our equity grants.

Q: Will I have to participate in the Exchange Program?
A: Participation in the Exchange Program will be completely voluntary. If you choose not to participate, you would keep all of your outstanding stock options, and you would not receive a replacement grant. No changes would be made to the terms of your current stock options if you choose not to participate.
Q: Where can I find additional information about the Exchange Program?
A: Additional information about the Exchange Program can be found in the RCN preliminary proxy statement that was filed with the SEC on April 15, 2009. We will post a copy of the preliminary proxy statement on our website at http://investor.rcn.com/sec.cfm. A copy of the preliminary proxy statement also can be found by searching RCN’s SEC filings at http://www.sec.gov.
Q: Why isn’t the exchange ratio set one-for-one?
A: On a per option basis, outstanding options that are underwater have less value than the replacement options that would be granted under the Exchange Program. Because of this, more underwater options are required to equal the value of a replacement option.
Q: What would my new exercise price be?
A: The new stock options would be granted with an exercise price equal to the greater of (i) the closing price of RCN’s common stock on the new stock option grant date, or (ii) the trailing average of the closing prices of RCN’s common stock on the twenty trading days ending on the new stock option grant date.
Q: Can you provide me with an example of how the exchange ratios would work?
A: Exchange ratios will depend on the exercise price and the remaining term of the surrendered option. For example, we currently expect that our options granted on March 14, 2008 with an exercise price of $11.22 per share would be exchanged on an approximate 2.39 for one basis. An eligible employee with options to purchase 1,000 shares would therefore receive options to purchase 418 shares (that is, 1,000 divided by 2.39, with the result rounded to the nearest whole number, equals 418). For illustrative exchange ratios for other outstanding options, please refer to the RCN preliminary proxy statement filed with the SEC on April 15, 2009. The final exchange ratios will be established right before the Exchange Program starts.
Q: My eligible stock options are already vested. Would my new stock options also be fully vested?
A: No. All replacement options granted under the program will be subject to the new vesting schedule.
Q: What would happen to options that I choose not to exchange?
A: Options that you choose not to exchange will remain subject to their original terms.
Q: Will I owe taxes if I participate in the program?
A: Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon cancellation of surrendered options or the grant of the new options pursuant to the Exchange Program for U.S. federal income tax purposes.
Q: Are there circumstances under which I would not be granted new options?
A: Yes. If you are no longer an employee of RCN at the end of the exchange period, or on the new option grant date, you will not receive a replacement grant.
Q: When will the new grant date be?
A: The timeline of the exchange and the grant date for the replacement options will not be determined until the proposal has been approved by the Company’s stockholders.

Q: Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?
A: No. The new options will have a three year vesting period, with one-third of the options vesting on each anniversary of the grant date, and expire seven years from the date the new options are granted.
Q: How will I elect to exchange my options?
A: If the Exchange Program is approved, you will receive more details regarding the process for participating.
Q: What will happen if I leave RCN after exchanging my options, but before my new options are granted?
A: You will be required to be employed by RCN at the end of the exchange period and on the grant date to receive a replacement grant. If you are not employed by RCN at such times, you will not receive any new options.
Q: Can RCN help me decide whether or not I should exchange my eligible options?
A: No. Each option holder will have to make his or her own decision whether or not to participate in the program.
Q: If I have previously exercised a portion of a stock option grant, will the remaining, unexercised options be eligible for the exchange?
A: Yes. You will be able to elect to exchange the remaining, unexercised options. However, you will not be able to split any remaining, unexercised options from a single grant. In other words, if you have a grant of 1,000 options, and have previously exercised 500 of the options, you will be able to exchange either all remaining 500 options from that grant or none of those 500.
Q: Who can I talk to if I have questions regarding RCN’s Exchange Program?
A: If you have additional questions after reading this Q&A, please submit a question for more assistance to your Human Resources Representative. Due to legal requirements, we can not respond to questions individually; however, each question will be reviewed, and if appropriate, included in an update to the Q&A document that will be posted at http://investor.rcn.com/ on a periodic basis.
RCN has not initiated the Exchange Program and will not do so unless we receive approval from RCN’s stockholders at our 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, RCN may still decide to not implement the program or to delay its implementation. If the program is commenced, RCN will file a Tender Offer Statement on Schedule TO with the SEC. If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Exchange Program. RCN stockholders and option holders will be able to obtain these written materials and other documents filed by RCN with the SEC free of charge from the SEC’s website at http://www.sec.gov.

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